April 24, 2008

Russell Mancuso, Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	SCI Engineered Materials, Inc.
Post-Effective Amendment to Registration Statement on Form SB-2
Filed April 11, 2008
File No. 333-131605

Dear Mr. Mancuso:

We are in receipt of your correspondence dated April 15, 2008 notifying us of your comments with respect to the above-referenced Amendment. This correspondence serves as our application to withdraw the previously filed Amendment in its entirety. No securities were sold pursuant to the Amendment.

Please find enclosed our Post-Effective Amendment No. 6 filed on Form S-1. We hereby elect to keep the Form SB-2 disclosure format for the six month period ending August 4, 2008. Accordingly, the financial and non-financial disclosures reflected in the withdrawn Amendment have not been modified or amended.

With respect to the enclosed filing, SCI Engineered Materials, Inc. hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Russell Mancuso
April 24, 2008

If you have any questions, please contact our attorney Michael A. Smith at (614) 628-0788.

Sincerely, SCI ENGINEERED MATERIALS, INC. /s/ Daniel Rooney Daniel Rooney, President and Chief Executive Officer